

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Peter Gundermann
Chief Executive Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

  Re: Astronics Corporation
    Registration Statement on Form S-3
    Filed June 5, 2023
    File No. 333-272423

Dear Peter Gundermann:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Erin Donahue at 202-551-6063 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing